KERR MINES COMPLETES ACQUISITION OF AMERICAN BONANZA

June 27, 2014 - Toronto, Ontario and Vancouver, British Columbia - Kerr Mines Inc. ("Kerr Mines") (TSX:KER) and American Bonanza Gold Corp. ("American Bonanza") (TSX: BZA, OTCBB: ABGFF) are pleased to announce that Kerr Mines has acquired all of the issued and outstanding common shares of American Bonanza by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). The Arrangement was approved by Kerr Mines shareholders by written consent, by American Bonanza shareholders at its annual general and special meeting of shareholder meeting held on June 20, 2014, and approved by the Supreme Court of British Columbia on June 25, 2014.

Pursuant to the terms of the Arrangement, American Bonanza shareholders are now entitled to receive 0.53 of a common share (each whole share, a "Kerr Mines Share") of Kerr Mines for every one (1) common share of American Bonanza (an "American Bonanza Share") held by such American Bonanza shareholder (the "Exchange Ratio"). In addition, each holder of the outstanding stock options and common share purchase warrants of American Bonanza (the "American Bonanza Options") will receive such number of replacement options or warrants of Kerr Mines equal to the product of the number of American Bonanza Shares based upon the Exchange Ratio.

Effective today, American Bonanza and 0999415 B.C. Ltd., a wholly‐owned subsidiary of Kerr Mines, have amalgamated under the name "American Bonanza Gold Corp." and the amalgamated company is a wholly‐ owned subsidiary of Kerr Mines. As a result of the completion of the Arrangement, Kerr Mines now owns 100% of the American Bonanza Shares and its assets.

The American Bonanza Shares will be delisted from the Toronto Stock Exchange. In order to receive their Kerr Mines Shares, American Bonanza shareholders are required to surrender their American Bonanza Share certificates to the depositary, Equity Financial Trust Company, together with a properly completed letter of transmittal. A copy of the letter of transmittal was mailed to the registered shareholders of American Bonanza and is also available at www.sedar.com.

Board and Management of Kerr

Kerr Mines is pleased to welcome Mr. Brian Kirwin, former President and CEO of American Bonanza and Mr. Wayne Tisdale, former director of American Bonanza to its board of directors. The board of Kerr now consists of nine directors, including Stephen McIntyre (Chairman), Greg Gibson (President and CEO), Christopher Irwin, George Cole, Gregory Smith, Claudio Ciavarella, David Fennell, Brian Kirwin and Wayne Tisdale.

For further information contact: Greg Gibson
President and CEO
Kerr Mines Inc.
Email: ggibson@kerrmines.com

Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release and has in no way passed upon the merits of the Arrangement and has neither approved nor disapproved of the contents of this press release.

Not for distribution to U.S. Newswire Services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities laws.

Cautionary Statements Regarding Forward Looking Information

This press release contains "forward‐looking information" within the meaning of Canadian securities legislation. All information contained herein that is not clearly historical in nature may constitute forward‐looking information. Generally, such forward‐looking information can be identified by the use of forward‐looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward‐looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Kerr Mines or American Bonanza to be materially different from those expressed or implied by such forward‐looking information, including but not limited to: (i) the possibility that the Transaction would not be completed; (ii) volatile stock price; (iii) the general global markets and economic conditions; (iv) the possibility of write‐downs and impairments; (v) the risk associated with exploration, development and operations of mineral deposits; (vi) the risk associated with establishing title to mineral properties and assets; (vii) the risks associated with entering into joint ventures; (viii) fluctuations in commodity prices; (ix) the risks associated with uninsurable risks arising during the course of exploration, development and production; (x) competition faced by the resulting issuer in securing experienced personnel and financing; (xi) access to adequate infrastructure to support mining, processing, development and exploration activities; (xii) the risks associated with changes in the mining regulatory regime governing the resulting issuer; (xiii) the risks associated with the various environmental regulations the resulting issuer is subject to; (xiv) risks related to regulatory and permitting delays; (xv) risks related to potential conflicts of interest; (xvi) the reliance on key personnel; (xvii) liquidity risks; (xviii) the risk of potential dilution through the issue of resulting issuer common shares; (xix) the resulting issuer does not anticipate declaring dividends in the near term; (xx) the risk of litigation; and (xxi) risk management.

Forward‐looking information is based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, completion of the Transaction, continued exploration activities, no material adverse change in metal prices, exploration and development plans proceeding in accordance with plans and such plans achieving their stated expected outcomes, receipt of required regulatory approvals, and such other assumptions and factors as set out herein. Although American Bonanza has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward‐looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward‐looking information. Such forward‐looking information has been provided for the purpose of assisting investors in understanding Kerr Mines and American Bonanza's business, operations and exploration plans and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward‐looking information. Forward‐looking information is made as of the date of this press release, and American Bonanza does not undertake to update such forward‐looking information except in accordance with applicable securities laws.